Filed Pursuant to Rule 424(b)(3)
Registration No. 333-269448

PROSPECTUS SUPPLEMENT NO. 1

(to prospectus dated May 30, 2023)

AlTi Global, Inc.

Shares of Class A Common Stock

Warrants to Purchase Class A Common Stock

This prospectus supplement is being filed to update and supplement the information contained in the prospectus dated May 30, 2023, with respect to our Registration Statement on Form S-1 (File No. 333-269448) (as supplemented to date, the “Prospectus”), with the information contained in the attached Current Report on Form 8-K filed by the Company with the Securities and Exchange Commission.

This prospectus supplement updates and supplements the information in the Prospectus and is not complete without, and may not be delivered or utilized except in combination with, the Prospectus, including any amendments or supplements thereto. This prospectus supplement should be read in conjunction with the Prospectus and if there is any inconsistency between the information in the Prospectus and this prospectus supplement, you should rely on the information in this prospectus supplement. Capitalized terms used but not defined in this prospectus supplement will have the meanings given to them in the Prospectus.

Our shares of Class A Common Stock and public warrants are traded on The Nasdaq Stock Market under the symbols “ALTI” and “ALTIW,” respectively. On June 2, 2023, the closing price of the Class A Common Stock was $5.82 per share, and the closing price of the public warrants was $1.35 per warrant.

Investing in our securities involves risks. You should carefully read the discussion in “Risk Factors” beginning on page 7 of the Prospectus and in any applicable prospectus supplement.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if the Prospectus or this prospectus supplement is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is June 5, 2023.

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d)

of the Securities Exchange Act of 1934

Date of report (Date of earliest event reported): June 2, 2023

AlTi Global, Inc.

(Exact Name of Registrant as Specified in Charter)

Delaware	001-40103	92-1552220
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)

520 Madison Avenue, 21st Floor

New York, New York 10022

(Address of Principal Executive Offices)

(212) 396-5904

(Registrant’s telephone number, including area code)

Alvarium Tiedemann Holdings, Inc.

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of exchange on which registered
Class A common stock, par value $0.0001 per share	ALTI	Nasdaq Capital Market
Warrants, each whole warrant exercisable for one Class A common stock at an exercise price of $11.50	ALTIW	Nasdaq Capital Market

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company  ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☐

Item 8.01.	Other Events.

On June 5, 2023, AlTi Global, Inc., a Delaware corporation (the “Company”), issued a press release announcing the results of the Company’s previously announced offer to each holder of the Company’s outstanding warrants to receive 0.25 shares of Class A common stock, par value $0.0001 per share, in exchange for each outstanding warrant tendered by the holder and exchanged pursuant to the offer and the Company’s accompanying consent solicitation.

A copy of the press release is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

Item 9.01.	Financial Statements and Exhibits

The following exhibits are being filed herewith:

Exhibit No.	Description

99.1	Press Release of AlTi Global, Inc., dated June 5, 2023

104	Cover Page Interactive Data File (embedded within the Inline XBRL Document)

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: June 5, 2023	ALTI GLOBAL, INC.

/s/ Michael Tiedemann
Name: Michael Tiedemann
Title: Chief Executive Officer

Exhibit 99.1

AlTi Global, Inc. Announces Expiration and Results of Exchange Offer and

Consent Solicitation Relating to Its Warrants

NEW YORK, NY, June 5, 2023 – June 5, 2023 – AlTi Global, Inc. (“AlTi,” “we” or the “company”) (NASDAQ: ALTI), a leading independent global wealth and asset manager, today announced the expiration and results of its previously announced exchange offer (the “Offer”) and consent solicitation (the “Consent Solicitation”) relating to its outstanding warrants, consisting of: (i) the warrants sold as part of the units in the initial public offering of Cartesian Growth Corporation, a special purpose acquisition corporation with whom AlTi completed a business combination in January 2023 (the “IPO”) whether they were purchased in the IPO or thereafter in the open market (the “Public Warrants”) and (ii) the warrants sold as part of the units in a private placement that occurred simultaneously with the IPO (the “Private Warrants” and, together with the Public Warrants, the “Warrants”). The Offer and Consent Solicitation expired one minute after 11:59 p.m., Eastern Standard Time, on June 2, 2023. The company expects to accept all validly tendered Warrants for exchange and settlement on or before June 7, 2023, following the expiration of the deadline for the Warrants tendered pursuant to notices of guaranteed delivery on June 6, 2023. With the completion of the Offer and Consent Solicitation, AlTi will be able to exercise its rights under the warrant amendment and eliminate all of its Warrants, simplify the company’s capital structure and reduce any future dilutive impact of the Warrants.

The company has been advised that 10,719,843 Public Warrants (including 59,910 Public Warrants tendered through guaranteed delivery), or approximately 97.5% of the outstanding Public Warrants, and 8,745,658 Private Warrants, or 98.3% of the outstanding Private Warrants, were validly tendered and not validly withdrawn prior to the expiration of the Offer and Consent Solicitation. Holders of the Warrants that were validly tendered and not validly withdrawn prior to the expiration of the Offer and Consent Solicitation will receive 0.25 shares of Class A Common Stock of the company, $0.0001 par value per share (“Class A Common Stock”), in exchange for each Warrant tendered by the holder and exchanged pursuant to the Offer.

In addition, pursuant to the Consent Solicitation, the company received the approval of holders of approximately 97.5% of the outstanding Public Warrants and the holder of approximately 98.3% of the outstanding Private Warrants to amend the warrant agreement that governs the Warrants (the “Warrant Amendment”), which exceed the 65% required for Public Warrants and Private Warrants, respectively, to effect the Warrant Amendment. The company expects to execute the Warrant Amendment concurrently with the settlement of the Offer, and thereafter, expects to exercise its right in accordance with the terms of the Warrant Amendment, to acquire and retire all remaining untendered Warrants in exchange for Class A Common Stock at an exchange ratio of 0.225 shares of Class A Common Stock for each Warrant, following which, no Public Warrants or Private Warrants will remain outstanding.

Oppenheimer & Co. Inc. was the Dealer Manager for the Offer and Consent Solicitation. Innisfree M&A Incorporated served as the Information Agent for the Offer and Consent Solicitation, and Continental Stock Transfer & Trust Company served as the Exchange Agent.

No Offer or Solicitation

This press release shall not constitute an offer to exchange or the solicitation of an offer to exchange or the solicitation of an offer to purchase any securities, nor shall there be any exchange or sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. A registration statement on Form S-4 relating to the securities to be issued in the Offer was declared effective on May 26, 2023. The Offer and Consent Solicitation are being made only through the Schedule TO and Prospectus/Offer to Exchange, and related letter of transmittal, and the complete terms and conditions of the Offer and Consent Solicitation are set forth in the Schedule TO and Prospectus/Offer to Exchange, and related letter of transmittal.

Forward-Looking Statements

Certain statements made in this press release are “forward-looking statements” within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act, and are subject to the safe harbor created thereby under the Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by the use of words such as “estimate,” “plan,” “project,” “forecast,” “intend,” “will,” “expect,” “anticipate,” “believe,” “seek,” “target,” “guidance,” “outlook“ or other similar expressions that predict or indicate future events or trends or that are not statements of historical matters. These forward-looking statements may include, but are not limited to, statements regarding the consummation of the Offer and Consent Solicitation, the entry into the Warrant Amendment, and the effects of the Offer on our capital structure. These statements are based on various assumptions, whether or not identified in this press release, and on the current expectations of the company’s management and are not predictions of actual performance. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on by any investor as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and may differ from assumptions. Many actual events and circumstances are beyond the control of the company. These forward-looking statements are subject to a number of risks and uncertainties, including the company’s ability to successfully complete the Offer and Consent Solicitation; company’s projected financial information, growth rate, and market opportunity; the effect of economic downturns and political and market conditions beyond the company’s control, including a reduction in consumer discretionary spending that could adversely affect the company’s business, financial condition, results of operations and prospects; company’s ability to grow and manage growth profitably; company’s ability to raise financing in the future, if and when needed; the impact of applicable laws and regulations, whether in the United States, United Kingdom or other foreign countries, and any changes thereof, on the company; the impact of the company’s dependence on leverage by certain funds, underlying investment funds and portfolio companies and related volatility; the company’s ability to successfully compete against other companies; and the risks discussed in the company’s Registration Statement on Form S-4 filed on May 5, 2023, under the heading “Risk Factors” and other documents of the company filed, or to be filed, with the SEC. If any of these risks materialize or any of the company’s assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. There may be additional risks that the company presently does not know of or that the company currently believes are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. In addition, forward-looking statements reflect the company’s expectations, plans or forecasts of future events and views as of the date of this press release. The company anticipates that subsequent events and developments will cause the company’s assessments to change. However, while the company may elect to update these forward-looking statements at some point in the future, the company specifically disclaims any obligation to do so. These forward-looking statements should not be relied upon as representing the company’s assessments as of any date subsequent to the date of this press release. Accordingly, undue reliance should not be placed upon the forward-looking statements.

About AlTi

AlTi is a leading independent global wealth and asset manager providing entrepreneurs, multi-generational families, institutions, and emerging next-generation leaders with fiduciary capabilities as well as alternative investment strategies and advisory services. AlTi’s comprehensive offering is underscored by a commitment to impact or values-aligned investing and generating a net positive impact through its business activities. The firm currently manages or advises on approximately $67 billion in combined assets and has an expansive network with over 460 professionals across three continents. For more information, please visit us at www.Alti-global.com.

Contacts

Lily Arteaga

Head of Investor Relations

AlTi Global, Inc.

investor@alti-global.com